I, Michael Burns, certify that:

(1) the financial statements of HeadFarm, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of HeadFarm, LLC is not included in this Form because we have not completed our first year of operations, and our tax return is not yet due.

DocuSigned by:

Michael Burns

1E97E5163E34498...

Michael Burns

Manager

20th, June 2023

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.